June 14, 2013

Filed via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549-4631

ATTN: Mark P. Shuman

Branch Chief - Legal

Re: 800 Commerce, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed April 25, 2013

File No. 333-184459

Dear Mr. Shuman:

This letter is in response to the comments of the U.S. Securities and Exchange Commission (the “Commission”) dated May 13, 2013, with respect to the above-referenced filing. Amendment No. 4 to Registration Statement on Form S-1/A of 800 Commerce, Inc., a Florida corporation (the “Company”), incorporates our responses to your comments. We have included the financial statements of the Company for the three months ended March 31, 2013 and have updated the registration statement accordingly. Our responses follow the text of each comment and are reproduced consecutively for your convenience.

General

1.	We note your response to prior comment 3. Please tell us the amount of revenue you received from FrontStream Payments for the periods presented.

Response 1: We received revenue of $3,787 and $3,682 from FrontStream Payments (“Frontstream”) for the three months ended March 31, 2013 and 2012 respectively. For the years ended December 31, 2012 and 2011, we received revenues from FrontStream of $13,822 and $13,312, respectively.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 13

2.	Please explain to us how you concluded that money you received under the Assignment Agreement constitutes revenues.

Response 2: Management has reviewed the criteria for revenue recognition and based upon the facts that the (1) persuasive evidence of an arrangement exists, (2) delivery of products and services has occurred, (3) the fee is fixed or determinable and (4) collectability is reasonably assured, management has determined the money received constitutes revenues. The company has satisfied (1) through the Assignment Agreement, (2) has been satisfied via the outsourcing of the services pursuant to the Consulting Agreement and the Hosted License Agreement, (3) the fee is determinable, and the Company has collected the amounts.

Liquidity and Capital resources, page 14

3.	We note your response to prior comment 7. Please provide a more detailed discussion of your anticipated monthly operating expenses and additional costs you expect to incur related to operations as you try to grow your business.

Response 3: We have provided more disclosure regarding our anticipated monthly operating expenses and additional costs we expect to incur related to growing our business.

Merchant Payment Processing Business, page 19

4.	The first sentence of this section states that 100% of your revenues are currently derived as an agent for electronic merchant payment processing services. Given that the vast majority of your fiscal 2012 revenue was from the Assignment Agreement, please disclose that approximately 29% of your fiscal 2012 revenue was from marketing credit card processing services on behalf of merchant payment processing service providers.

Response 4: We have added a disclosure stating that 14% and 4% of our revenues for the year ended December 31, 2012 and the three months ended March 31, 2013, respectively, were from marketing credit card processing services on behalf of merchant payment processing service providers.

5.	The last sentence of the first paragraph of this section states that you believe that you offer a professional merchant services platform. Please revise this statement to clarify that you do not actually offer a merchant services platform, you market merchant processing services offered by third party merchant payment processors.

Response 5: We revised our statement pursuant to your comment.

“MY800” Portals, page 20

6.	Please quantify the expected marketing expenses associated with the commencement of marketing your medical directory and mobile platform.

Response 6: We have quantified our disclosure regarding expected marketing expenses associated with the commencement of our marketing activities.

Company Strategy, page 22

7.	As previously requested in prior comment 12, please provide more information regarding your “key strategic alliances.” Discuss the nature of these alliances and clarify whether they are contractual. Provide context for your claim that they are “key.”

Response 7: We have clarified that the “key strategic alliances” we were referring to are our existing agreements including but not limited to Frontstream, Payventures, 3Cinteractive and interactive MD. Each of the contractual relationships is described in Agreements, page 25.

How We Compensate Our Management, page 30

8.	Please explain how you determined the amount of salary awarded to Messrs. Friedman and Hollander in fiscal 2012. See Item 402 (o) of Regulation S-K.

Response 8: For fiscal year ended December 31, 2012, for services rendered to the Company by Messrs. Friedman and Hollander, the Company determined, they would be compensated up to $54,000 and $36,000, respectively, annually. The Company’s board of directors set the total compensation payable to Messrs. Friedman and Hollander after careful deliberation and after considering a variety of relevant factors, including the services provided by both and the rate of compensation charged by others for the provision of similar services.  The Company’s board of directors believes that the compensation paid to Messrs. Friedman and Hollander is fair and reasonable to the shareholders of the Company. The shares granted to Mr. Hollander were computed in accordance with FASB ASC Topic 718.

9.	Please explain why your board of directors issued 366,000 shares of common stock to Mr. Hollander in June 2012, and how they determined the number of shares issued. See Item 402 (o) of Regulation S-K.

Response 9: In June 2012, the board of directors of the Company agreed to issue 366,000 shares of common stock to Mr. Hollander as additional compensation. For the five months ended May 31, 2012, Mr. Hollander’s current year to date compensation was $2,000. The board determined that the value of his services for that period approximated an additional $12,000. The shares granted to Mr. Hollander were computed in accordance with FASB ASC Topic 718. The value of the 366,000 shares was recorded at $0.033 per share, the price of the then most recent private placement of the Company’s common stock. Accordingly, the Company recorded an expense of $12,200 for the stock issuance.

10.	Please describe the material terms of the restricted stock awarded to Messrs. Friedman and Hollander. See Item 402 (o) of Regulation S-K. In addition, to the extent that shares have not vested, please revise the Outstanding equity awards at fiscal year-end table, as appropriate. See Item 402 (p) of regulation S-K.

Response 10: All of the shares vested immediately. There were no restrictions on the shares in the sense they were subject to vesting or a risk of forfeiture.

Related Party Transactions, page 32

11.	Your response to prior comment 16 states that you have disclosed that Mr. Friedman is your promoter. It is unclear whether you also provided the disclosure required by Item 402 (c) of Regulation S-K. Please revise or advise.

Response 11: We have disclosed that Mr. Friedman is a promoter of the Company on page 31 in “WHO OWNS OUR COMMON STOCK” and on page 32 in “Related Party Transactions”. We have disclosed under “Related Party Transactions” all transactions involving Mr. Friedman responsive to Item 404(c) of Regulation S-K. Please be advised that none of the events enumerated in paragraphs (f)(1) through (f)(6) of Item 401 of Regulation S-K has occurred with respect to Mr. Friedman during the past ten years and that are material to a voting or investment decision.

We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact us.

Sincerely,

/s/ B. Michael Friedman,

President

cc: Harold H. Martin, Esq.

Martin & Pritchett, P.A.